

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Qing Pan
Chief Financial Officer
Noah Holdings Limited
Building 2
1687 Changyang Road
Shanghai 200090, People's Republic of China

> **Re: Noah Holdings Limited**
> **Form 20-F for the fiscal year ended December 31, 2019**
> **Filed April 24, 2020**
> **File No. 001-34936**

Dear Mr. Pan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2019

Item 3. Key Information
Discussion of Non-GAAP Financial Measures, page 6

1. We note your non-GAAP measure "Adjusted net income attributable to Noah shareholders," and the related adjustment that adds "gains from sales of equity securities" to GAAP net income attributable to Noah shareholders. Please respond to the following:
    *   Tell us how you concluded it is appropriate to record realized gains from sales of equity securities to retained earnings rather than within the income statement in your adoption of ASU 2016-01 and why these realized gains appear to not flow through the income statement going forward. Reference authoritative guidance where applicable.
    *   Tell us how the adjustment amounts are calculated and in what line item of the Consolidated Statement of Cash Flows they are recorded. Supplementally provide a

        reconciliation of the adjustment amounts to the Consolidated Statement of Cash Flows.

- Tell us how this adjustment is not double counting gains from sales of equity securities within adjusted net income.
- Tell us why this performance measures, which includes realized gains from sales of securities previously excluded due to your adoption of ASU 2016-01, is not substituting individually tailored recognition and measurement methods for those of GAAP and does not violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2.   Additionally, we note your adjustments for (gain) loss from fair value changes of equity securities (unrealized) of RMB (39,557) and RMB 15,628 for the years ended December 31, 2018 and 2019. Please supplementally reconcile the amounts of these adjustments to your Consolidated Statement of Cash Flows for the respective periods.

Item 18. Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Investments, page F-32

3.   Please provide the disclosures required by paragraphs 50-1B, 50-2, and 50-3 of ASC 320-10-50 in future filings, or tell us why such disclosures are not warranted.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Lory Empie, Staff Accountant at 202-551-3714 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance